

07001668

AB 3/1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 53388 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FELDSTEIN FINANCIAL GROUP, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 SEMINARY AVENUE
(No. and Street)

CHESTER (City) NEW JERSEY (State) 07930 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN FELDSTEIN 908-879-9559
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. DAVID BAHR C.P.A., P.C.
(Name – *if individual, state last, first, middle name*)

58 ROANOKE STREET (Address) STATEN ISLAND, (City) NY (State) 10314 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AB 3/9

## OATH OR AFFIRMATION

I, STEVEN FELDSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FELDSTEIN FINANCIAL GROUP, LLC, as of DECEMBER 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

DEBRA L. SHIPPS
Notary Public of New Jersey
My Commission Expires
July 7, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) INDEPENDENT AUDITOR"S REPORT ON INTERNAL CONTROL

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# FELDSTEIN FINANCIAL GROUP, LLC

## FINANCIAL STATEMENTS

## DECEMBER 31, 2006

# FELDSTEIN FINANCIAL GROUP, LLC

## DECEMBER 31, 2006

TABLE OF CONTENTS

# M. DAVID BAHR CPA PC

58 Roanoke Street
Staten Island / New York 10314 / 718/477-3097


## INDEPENDENT AUDITORS' REPORT

To the Members of
**Feldstein Financial Group, LLC**

I have audited the accompanying statement of financial condition of **Feldstein Financial Group, LLC** (the "Company"), as at December 31, 2006, and the related statements of operations, changes in members' equity and cash flows for the year ended December 31, 2006 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting, accordingly I express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Feldstein Financial Group, LLC** as of December 31, 2006 and the results of its operations and its cash flows for the year for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.



M. David Bahr CPA
Staten Island, New York
January 18, 2006

# FELDSTEIN FINANCIAL GROUP, LLC
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2006

## ASSETS

| | |
|---|---|
| CASH | $ 772 |
| RECEIVABLE FROM CLEARING BROKER | 61,339 |
| PREPAID EXPENSES | 2,580 |
| TOTAL ASSETS | $ 64,691 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| LIABILITIES | |
| ACCOUNTS PAYABLE AND ACCRUED EXPENSES | $ 5,800 |
| TOTAL LIABILITIES | 5,800 |
| MEMBER'S EQUITY | 58,891 |
| TOTAL LIABILITIES AND MEMBER'S EQUITY | $ 64,691 |

The accompanying notes are an integral part of these financial statements.

# FELDSTEIN FINANCIAL GROUP, LLC
# STATEMENT OF OPERATIONS
# YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| REVENUE: | | |
| COMMISSIONS AND SERVICE FEES | $ 402,211 | |
| INTEREST AND OTHER INCOME | 4,133 | |
| TOTAL REVENUE | | 406,344 |
| OPERATING EXPENSES: | | |
| CLEARING AND COMMISSION CHARGES | 72,077 | |
| INSURANCE | 867 | |
| OFFICE, STATIONERY, POSTAGE | 6,222 | |
| PROFESSIONAL FEES | 18,874 | |
| REGISTRATION AND REGULATORY FEES | 2,308 | |
| TOTAL EXPENSES | | 100,348 |
| NET INCOME | | $ 305,996 |

The accompanying notes are an integral part of these financial statements.

# FELDSTEIN FINANCIAL GROUP, LLC
## STATEMENT OF CHANGES IN MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2006

| | |
|---|---|
| BALANCE AT DECEMBER 31, 2005 | $ 30,480 |
| NET INCOME | 305,996 |
| WITHDRAWALS OF CAPITAL | (277,585) |
| BALANCE AT DECEMBER 31, 2006 | $ 58,891 |

The accompanying notes are an integral part of these financial statements.

# FELDSTEIN FINANCIAL GROUP, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2006

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| NET INCOME | | $305,996 |
| ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH USED IN OPERATING ACTIVITIES: | | |
| CHANGES IN OPERATING ASSETS AND LIABILITIES: | | |
| INCREASE IN RECEIVABLE FROM CLEARING BROKER | (25,817) | |
| INCREASE IN PREPAID EXPENSES | (2,580) | (28,397) |
| NET CASH FROM OPERATING ACTIVITIES: | | 277,599 |
| CASH FLOWS FROM FINANCING ACTIVITIES: | | |
| WITHDRAWALS OF CAPITAL | (277,585) | |
| NET CASH USED IN FINANCING ACTIVITIES | | (277,585) |
| INCREASE IN CASH | | 14 |
| CASH - JANUARY 1, 2006 | | 758 |
| CASH- DECEMBER 31, 2006 | | $ 772 |

The accompanying notes are an integral part of these financial statements.

# FELDSTEIN FINANCIAL GROUP, LLC
# NOTES TO FINANCIAL STATEMENTS
# DECEMBER 31, 2006

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Feldstein Financial Group, LLC (the "Company") is a New Jersey Limited Liability Company formed to act as a broker/dealer in securities. The Company's corporate office is located in Chester, New Jersey.

The company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has an agreement with its Clearing Broker to clear securities transactions, carry customer's accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(b).

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Commissions

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

### Securities Transactions

Securities transactions and related income and expenses are recorded on a trade date basis.

### Income Taxes

The Company's net income or loss is reported on the member's personal income tax returns.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

FELDSTEIN FINANCIAL GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 3 – RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker is due within 30 days and includes a clearing deposit.

NOTE 4 – NET CAPITAL REQUIREMENT

The Company is a member NASD, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had a net capital of $47,828 which was $42,828 in excess of its required net capital of $5,000.

NOTE 5 – OFF-BALANCE-SHEET RISK

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company.

NOTE 6 – CONCENTRATION OF CREDIT RISK

The Company maintains its cash balance in a financial institution located New Jersey. Cash balance, at times, may exceed the federal insured limits.

NOTE 7 – EXPENSE SHARING ARRANGEMEMT

The Company has an expense sharing agreement with an affiliate whereby the affiliate pays for certain overhead costs. Expenses are allocated to the Company for net capital purposes only.

# M. DAVID BAHR CPA PC

58 Roanoke Street
Staten Island / New York 10314 / 718/477-3097


## INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
Feldstein Financial Group, LLC

My report on my audit of the basic financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2006 appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.



M. David Bahr CPA
Staten Island, New York
January 15, 2007

# FELDSTEIN FINANCIAL GROUP, LLC
# COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
# OF THE SECURITIES AND EXCHANGE COMMISSION
# DECEMBER 31, 2006

| | | | |
|---|---|---|---|
| TOTAL MEMBER'S EQUITY | | | $ 58,891 |
| DEDUCTIONS: | | | |
| PREPAID EXPENSES | | (2,580) | |
| EXPENSES UNDER SHARING ARRANGEMENT | | (8,483) | (11,063) |
| NET CAPITAL | | | $ 47,828 |
| AGGREGATE INDEBTEDNESS: | | | |
| ACCRUED EXPENSES | $ 5,800 | | |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT: | | | |
| MINIMUM NET CAPITAL REQUIRED (GREATER OF 6 2/3% OF AGGREGATE INDEBTEDNESS OR $5,000 MINIMUM DOLLAR NET CAPITAL) | | | $ 5,000 |
| EXCESS NET CAPITAL | | | $ 42,828 |

THERE ARE NO MATERIAL DIFFERENCES BETWEEN THE COMPUTATION OF NET CAPITAL PRESENTED ABOVE AND THE COMPUTATION OF NET CAPITAL REPORTED IN THE COMPANY'S UNAUDITED FORM X-17a-5, Part IIA FILING AS OF DECEMBER 31, 2006.

# FELDSTEIN FINANCIAL GROUP, LLC

SUPPLEMENTAL REPORT
OF INDEPENDENT AUDITOR ON
INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5

DECEMBER 31, 2006

M. DAVID BAHR CPA PC

58 Roanoke Street
Staten Island / New York 10314 / 718/477-3097


## SUPPLEMENTAL REPORT OF INDEPENDENT AUDITOR ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Feldstein Financial Group, LLC
Chester, New Jersey

In planning and performing my audit of the financial statements of Feldstein Financial Group, LLC for the year ended December 31, 2006 I considered its internal control structure including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17-a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level in risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including activities for safeguarding securities that I consider material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



M. David Bahr CPA
Staten Island, New York
January 18, 2007

END